Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio to Earnings to Fixed Charges

(in thousands, except for ratios)

	Fiscal Year Ended January 31,
	2013	2012	2011
(Loss) income before income taxes	$(1,498)	$9,862	$(21,704)
Interest expense	26,674	25,625	24,344
Amortization and write-off of debt issuance costs	2,221	1,361	1,857
Portion of rentals deemed to be interest	480	1,441	1,538

Income Available for fixed charges	$27,877	$38,289	$6,035

Fixed charges:
Interest expense	$26,674	$25,625	$24,344
Amortization and write-off of debt issuance costs	2,221	1,361	1,857
Portion of rentals deemed to be interest	480	1,441	1,538

Total fixed charges	$29,375	$28,427	$27,739

Ratio of earnings to fixed charges (times)	0.9	1.3	0.2

For purposes of computing the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes plus fixed charges. Fixed charges consist of (i) interst expense, including gains and losses on early extinguishment of debt, (ii) amortization and write-off of debt issuance costs, and (iii) the portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $1.5 million and $21.7 million for the fiscal years ended January 31, 2013 and 2011, respectively.